NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are receiving this notification as 37 Capital Inc., (the “Company”) has decided to use the notice and access model for delivery of meeting materials to its shareholders for its 2018 Annual General Meeting to be held on Friday, November 16, 2018 (the “Meeting”). This Notice of Meeting is prepared under the notice-and-access rules that came into effect on February 11, 2013 under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer. Under notice and access, shareholders will receive a proxy or voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the management information circular (the “Information Circular”), shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly and helps reduce the costs of paper, printing and mailing charges of Meeting materials to shareholders.

MEETING DATE AND TIME: Friday, November 16, 2018 at 11:00 AM PST

LOCATION: Suite 400 – 570 Granville Street

Vancouver, BC V6C 3P1

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

Set the Number of Directors: To set the number of directors of the Company for the ensuing year at four (4). Please refer to the section titled “FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS” in the Information Circular.

Election of Directors: To elect four (4) directors of the Company for the ensuing year. Please refer to the sections titled “FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS” and “INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT” in the Information Circular.

Appointment of Auditors: To appoint Dale Matheson Carr-Hilton Labonte (LLP) (“DMCL”), Chartered Professional Accountants, as auditors for the Company for the ensuing year and authorizing the Directors to fix their remuneration. Please refer to the section titled “APPOINTMENT AND REMUNERATION OF AUDITORS” in the Information Circular.

Approval of Stock Option Plan: To re-approve the Company's Stock Option Plan. Please refer to the section titled “PARTICULARS OF OTHER MATTERS TO BE ACTED UPON -

Re-approval of the Stock Option Plan”.

Other Business: Shareholders may be asked to consider other items of business that may be properly brought before the Meeting. Information regarding the use of discretionary authority to vote on any such other business may be found in the “Proxy Instructions” section in the Information Circular

Other Business: Shareholders may be asked to consider other items of business that may be properly brought before the Meeting. Information regarding the use of discretionary authority to vote on any such other business may be found in the section titled “VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES in the Information Circular.

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Reference is made to the Information Circular of the Company dated October 3, 2018 which contains additional details concerning the matters outlined above.

SHAREHOLDERS ARE REMINDED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITE WHERE MEETING MATERIALS ARE POSTED:

Materials for the Meeting may be viewed on the Company’s website at:

http://www.37capitalinc.com.

Materials for the Meeting may also be viewed on SEDAR at www.sedar.com

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS:

Shareholders may request paper copies of the meeting materials be sent to them by postal delivery at no cost to them. Requests for paper copies of the Meeting Materials should be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Meeting Materials in advance of the proxy deposit date and Meeting date. Shareholders who wish to receive paper copies of the Meeting Materials may request copies by calling toll-free at 1-888-605-8227 or by emailing info@37capitalinc.com. Meeting Materials will be sent to such shareholders within three business days of their request if such requests are made before the Meeting date. Requests may be made up to one year from the date the Information Circular was filed on SEDAR. To receive a copy of the meeting materials after the meeting date, please contact the Corporate Office at Tel: (604) 681-1519.

VOTING:

Registered shareholders are asked to return their proxies using one of the following methods at least one business day in advance of the proxy cut-off date as set out in the accompanying proxy:

Internet: www.investorvote.com

Telephone: 1-866-732-VOTE (8683) Toll Free

Mail: Computershare Investor Services Inc. Proxy Department 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1

Non-registered shareholders are asked to use the voting instruction form provided by your intermediary (bank, trust company or broker) and return it as early as practicable to ensure that it is transmitted on time. It must be received by your intermediary with sufficient time for them to file a proxy by the deadline noted in the accompanying proxy or voting instruction form.

Shareholders with questions about this Notice and Access Notification can email the Company at info@37capitalinc.com.

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